AMEX: ROY	NR 07-08
TSX: IRC	March 13, 2007

INTERNATIONAL ROYALTY COMPLETES ACQUISITION OF ENERGY-RELATED SAND ROYALTY

DENVER, COLORADO – March 13, 2007 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (the "Company"or “IRC”) is pleased to report that on March 9, 2007 the Company completed the acquisition of a royalty (the “Royalty”) on the Legacy Sand Project in Nance County, Nebraska for US$12.0 million. The Royalty is expected to generate annual revenues to IRC of US$2.4 million for the first 12 years. After year 12, Legacy will pay a 2.0% gross royalty on all production with no tonnage or price cap.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 60 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project, and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia . IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY ).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Christine Stewart : cstewart@renmarkfinancial.com

Tel.: (514) 939-3989

www.renmarkfinancial.com

Some of the statements contained in this release are forward-looking statements, such as IRC's expectation that the Legacy Sand Project will produce at least 500,000 tons of sand on an annual basis, demand for high quality sands, IRC’s annual royalty revenues, and the timing of the first quarterly royalty payments. Actual results and developments may differ materially from those contemplated by such forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on any forward-looking statements.

Material Assumptions:

- Contracts to sell the sand are successfully arranged.

- The operator can produce the necessary materials at the design and delivery specifications.

- The operator will perform as designed, and according to the schedule reviewed during due diligence.